

DIVISION OF
CORPORATION FINANCE

May 13, 2011

<u>Via U.S. Mail and Facsimile [(702) 614-5171]</u>

Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway. Suite 205
Henderson, Nevada 89052

> **Re: Blue Earth, Inc.**
> **Form 8-K Amendment No.1 for Item 4.01**
> **Filed March 30, 2011**
> **File No. 333-148346**

Dear Dr. Thomas:

We have reviewed the response letter of April 8, 2011, and have the following additional comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K Amendment No.1 for Item 4.01</u>

1. We note your response in the letter dated April 8, 2011 that you believe the Exhibit 16 letter from the Davis firm is not needed. Please note that the Exhibit 16 letter is required by Item 304(a)(3) of Regulation S-K. Please include as an exhibit a letter from your former auditors addressing the revised disclosures in your amended Form 8-K.

Please file your response and amendment via EDGAR in response to our comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

If you have any questions, please call Jeanne Bennett at (202) 551-3606. In her absence, you may call me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief